Entergy
Transmission Business
Cities Meeting
March 29, 2012
Overview of
Entergy Transmission
Spin/Merger
Filed by Entergy Corporation Pursuant to
Rule 425
Under the Securities Act of 1933
Subject Company: Entergy Corporation
Commission File No. 001-11299

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Entergy Forward-Looking Information
In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.  Forward-looking statements involve a number of risks and uncertainties.
There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December
31, 2011 and other filings made by Entergy with the Securities and Exchange Commission; (ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy,
Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing.
Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”) registering share of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions.  ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC.  Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions.  ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions.  The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov.  The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s
Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp.,
Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.
This communication is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy, may be found in its 2011 Annual Report on Form
10-K filed with the SEC on February 28, 2012, and its definitive proxy statement relating to its 2011 Annual Meeting of
Shareholders filed with the SEC on March 24, 2011. Information about the directors and executive officers of ITC may be found in its 2011 Annual Report on Form 10-K filed with the SEC on February 22, 2012, and its definitive proxy statement relating to its
2011 Annual Meeting of Shareholders filed with the SEC on April 21, 2011.

"...you may well expect to see an ultimate industry structure whereby the electric grid is separated, heavily regulated, treated as a natural monopoly..."
--J. Wayne Leonard, *presentation to DOE* (1996)

"Mr. Leonard also said he wants to sell [Entergy's] transmission system if it could be folded into a 'transmission company,' one genre of a company that is being considered in a restructured electric industry."
-- *The Wall Street Journal* (1998)

"A transmission organization that's incentivized to maximize access will promote competitive markets and create the greatest value for consumers of electric power."
--J. Wayne Leonard, *World Energy* (1999)

"Since 1998, Entergy has supported and pursued the establishment of an independent entity to operate the Entergy transmission system."
--J. Wayne Leonard, *Letter to FERC Commissioners* (2004)

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Transco Transaction Builds on
Key Strategic Objectives
Why a Transco?
•
Complete independence (divestiture)
•
Singular focus in one critical area
–
Substantial investment
–
Technological change
–
Investment needs > depreciation level
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•
Protects / improves credit quality of Operating Companies
•
Consistent with Congress and FERC direction

"This order benefits customers because the transfer of transmission facilities to an independent entity is one of the most effective means of separating transmission interests from generation interests and achieving independence through a for-profit transmission company."

--*ITC Holdings Corp, 102 FERC ¶ 61,182 at P 1-2 (2003)*

"[B]y creating an independent stand-alone transmission company from a vertically integrated utility, the proposed transaction furthers the Commission's open access and RTO initiatives, accelerates the transition to competitive regional bulk power markets, and will result in significant benefits to . . . transmission customers."

--*Trans-Elect, Inc, 98 FERC ¶ 61,368 at 62,591-92 (2002)*

5 Transaction Consistent with FERC Policy FERC Presumption on Independence

The Merger Transaction – End State
•
Entergy Utility Operating Companies
comprised of:
– Generation
– Distribution
•
Entergy to issue ~ $1.775B of debt, to be
assumed by ITC at close, with proceeds
anticipated to be used primarily to retire
operating company debt
•
Each Operating Company's capital
structure anticipated to be consistent with
current state following the transaction
•
Prior to the merger, ITC expects
to effectuate a $700M
recapitalization currently
anticipated to be a special
dividend
•
Entergy shareholders to merge
spun transmission business
with ITC merger subsidiary
•
New Holdco to survive
•
Entergy shareholders to receive
50.1% of ITC stock
Entergy
Shareholders
Parent
Creditors
Entergy
Utility
OpCos
Entergy
Wholesale
Commodities
OpCo
Creditors
Entergy
Shareholders
Mid South
TransCo LLC
(New Holdco)
ITC
Shareholders
ITC
ITC Merger
Sub
Transco Subs
Illustrative

Why This Transaction?
. . . and Rising Capital for Entergy too
Entergy Projected Transmission Capital Investment
2012E – 2014E; $M
Projected
Depreciation
Expense
7
0
100
200
300
400
500
600
12E 13E 14E

Entergy Customers and Other Stakeholders to Benefit
From Independent Transmission Company Ownership
Increases flexibility of Entergy’s investment alternatives
Protects credit quality of Entergy and its OpCos
Supports efficient infrastructure investment
Improves access to capital for Entergy’s transmission business
Combines best operating practices of both Entergy and ITC
Brings ITC’s experience and track record of safe and reliable operations to ensure continued strengthening of overall grid performance
Leverages Entergy employees’ knowledge and experience and
fully utilizes Entergy’s world-class storm restoration process
Provides singular focus on transmission system performance,
planning and operations
Aligns with national policy objectives to facilitate investment in local, regional and inter-regional transmission, advance open access initiatives and promote access to competitive energy
markets
Financial
Flexibility
and Growth
Operational
Excellence
Independent
and
Transparent
ITC Model

MISO Approval Process Is Separate
From ITC Approval Process
•
The Merger Agreement requires Entergy to obtain all necessary approvals to allow the transmission business to become a member of
MISO
(1)
as a condition to closing.  Either party may refuse to close or may terminate the transactions if this condition to closing is not satisfied.  As such, it is important that the MISO
(1)
approval be
obtained within a timeframe specified by the Merger Agreement.
•
The Operating Companies' decision to join MISO is separate and apart from the decision to transfer ownership of their transmission systems to ITC. The Operating Companies intend to pursue membership
in MISO separate from the pursuit of regulatory approval of the transaction with ITC, and the Operating Companies intend to
join MISO regardless of the transaction with ITC.
(1) Or other mutually agreed RTO

Pathway to Completion –
Required Approvals
Jurisdiction / Authority Approval(s)
Entergy retail
regulators
(APSC, LPSC, MPSC,
PUCT, CCNO)
•
Change of control of transmission assets
•
Authorization to incur debt in some jurisdictions
FERC
•
Change of control of transmission assets
•
Establishment of new regulatory construct for new
ITC subsidiaries
•
Authorization for operating company financings
•
Entergy System Agreement Changes
Hart-Scott-Rodino Act
(DOJ / FTC)
•
Pre-merger notification to review potential antitrust
and competition issues
IRS Private Letter
Ruling
•
Ruling regarding tax-free treatment of the distribution
of Mid South TransCo LLC (new HoldCo)
ITC shareholders
•
Merger
•
Amendment to ITC Articles of Incorporation to
increase the number of authorized shares
•
Authorization for issuance of greater than 20% of
outstanding shares
Approvals Required*
*Approvals may be required in Missouri due to limited assets in those territories. Approval may be required in Oklahoma for ITC.
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